ATCO
GROUP

Corporate Office

04024792

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

April 26, 2004

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

RECEIVED

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Press Release, Filed April 26, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Sharlene C. Mitchell, STI
Corporate Secretarial Department

dlw 5/5

Enclosure(s)

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34745

ATCO GROUP

NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

ATCO Ltd. Declares Quarterly Dividend

CALGARY, April 23, 2004 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2004)	Payment Date (2004)
5.75% Series 3	ACO.PR.A	0.359375	12-May	01-Jun

ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 6,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about ATCO Ltd. can be found on the website, www.atco.com.

Contact: J.A. Campbell
Senior Vice President, Finance
And Chief Financial Officer
ATCO Ltd.
(403) 292-7502

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.PR.A	0.359375	CAD	04/23/2004	05/12/2004	06/01/2004

Filed on behalf of the Issuer by:

Name:	Sharlene C. Mitchell
Phone:	403-292-7912
Email:	sharlene.mitchell@atco.com
Submission Date:	04/23/2004 16:11:55
Last Updated:	04/23/2004 16:11:55